UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the progress and outcome of discussions with our stakeholders (currently involving an ‘ad hoc representative’ (Mandataire ad hoc)) to achieve a financial restructuring in light of a debt level that we consider too high, including associated court proceedings and the impact on our business and working capital;

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the implementation of our Transformation Plan;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2016 that we filed with the SEC on May 1, 2017. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3489, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	249.4	313.0
Other income from ordinary activities	0.4	0.3
Total income from ordinary activities	249.8	313.3
Cost of operations	(276.3)	(335.5)
Gross profit	(26.5)	(22.2)
Research and development expenses, net	(8.2)	(12.1)
Marketing and selling expenses	(13.1)	(16.0)
General and administrative expenses	(20.2)	(24.1)
Other revenues (expenses), net	(28.9)	(12.4)
Operating income	(96.9)	(86.8)
Expenses related to financial debt	(47.7)	(43.4)
Income provided by cash and cash equivalents	0.9	0.4
Cost of financial debt, net	(46.8)	(43.0)
Other financial income (loss)	(1.6)	1.7
Income (loss) of consolidated companies before income taxes	(145.3)	(128.1)
Deferred taxes on currency translation	0.2	1.8
Other income taxes	(2.5)	(8.1)
Total income taxes	(2.3)	(6.3)
Net income (loss) from consolidated companies	(147.6)	(134.4)
Share of income (loss) in companies accounted for under equity method	2.5	4.7
Net income (loss)	(145.1)	(129.7)
Attributable to :
Owners of CGG SA	$(144.1)	(129.1)
Owners of CGG SA (1)	€(135.6)	(118.5)
Non-controlling interests	$(1.0)	(0.6)
Weighted average number of shares outstanding (2)	22,133,149	16,782,278
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	16,782,278
Net income (loss) per share
Basic	$(6.51)	(7.69)
Basic (1)	€(6.12)	(7.06)
Diluted	$(6.51)	(7.69)
Diluted (1)	€(6.12)	(7.06)

(1)	Converted at the average exchange rate of U.S.$1.063 and U.S.$1.090 per € for the periods ended March 31, 2017 and 2016, respectively.
(2)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Three months ended March 31,
	2017	2016
Net income (loss) from statements of operations	(145.1)	(129.7)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	0.1	(0.1)
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	6.2	0.6
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	6.3	0.5
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	—
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	—
Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	6.3	0.5
Total comprehensive income (loss) for the period	(138.8)	(129.2)
Attributable to :
Owners of CGG SA	(138.1)	(128.8)
Non-controlling interests	(0.7)	(0.4)

C G G

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	March 31, 2017 (unaudited)	December 31, 2016
ASSETS
Cash and cash equivalents	391.1	538.8
Trade accounts and notes receivable, net	357.9	434.8
Inventories and work-in-progress, net	277.0	266.3
Income tax assets	109.3	112.2
Other current assets, net	121.6	105.8
Assets held for sale, net	379.2	18.6
Total current assets	1,636.1	1,476.5
Deferred tax assets	28.5	26.0
Investments and other financial assets, net	53.8	51.9
Investments in companies under equity method	143.5	190.5
Property, plant and equipment, net	378.3	708.6
Intangible assets, net	1,187.1	1,184.7
Goodwill, net	1,225.2	1,223.3
Total non-current assets	3,016.4	3,385.0
TOTAL ASSETS	4,652.5	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	0.1	1.6
Current portion of financial debt (1)	2,662.8	2,782.1
Trade accounts and notes payables	156.5	157.4
Accrued payroll costs	113.5	138.9
Income taxes payable	37.9	31.6
Advance billings to customers	24.2	24.4
Provisions — current portion	58.8	110.7
Other current liabilities	128.6	140.2
Liabilities directly associated with the assets classified as held for sale	200.7	—
Total current liabilities	3,383.1	3,386.9
Deferred tax liabilities	63.6	67.6
Provisions — non-current portion	114.2	162.1
Financial debt	63.1	66.7
Other non-current liabilities	21.4	21.4
Total non-current liabilities	262.3	317.8
Common stock 26,855,775 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at March 31, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(844.9)	(272.3)
Other Reserves	159.4	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(144.1)	(573.4)
Cumulative income and expense recognized directly in equity	(0.7)	(0.8)
Cumulative translation adjustment	(48.2)	(54.1)
Equity attributable to owners of CGG SA	971.7	1,120.7
Non-controlling interests	35.4	36.1
Total equity	1,007.1	1,156.8
TOTAL LIABILITIES AND EQUITY	4,652.5	4,861.5

Closing rates were U.S.$1.0691 per € and f U.S.$1.0541 per € for March 31, 2017 and December 31, 2016, respectively.

(1)	As of March 31, 2017, out of the U.S.$2,662.8 million of financial debt classified as current liabilities only U.S.$61.9 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt, which is not due as the Group never breached its financial covenants and had a maturity greater than 12 months appears as current liabilities entirely as the result of an accounting reclassification due to the application of IAS 1. See Note 4 on financial debts for further explanations.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(145.1)	(129.7)
Depreciation and amortization	52.9	69.9
Multi-client surveys depreciation and amortization	47.7	46.7
Depreciation and amortization capitalized in multi-client surveys	(5.4)	(8.2)
Variance on provisions	(29.1)	(39.5)
Stock based compensation expenses	0.7	—
Net (gain) loss on disposal of fixed and financial assets	(0.8)	4.8
Equity (income) loss of investees	(2.5)	(4.7)
Dividends received from investments in companies under equity method	—	—
Other non-cash items	12.0	(1.3)
Net cash-flow including net cost of financial debt and income tax	(69.6)	(62.0)
Less net cost of financial debt	46.8	43.0
Less income tax expense	2.3	6.3
Net cash-flow excluding net cost of financial debt and income tax	(20.5)	(12.7)
Income tax paid	(3.1)	(9.7)
Net cash-flow before changes in working capital	(23.6)	(22.4)
— change in trade accounts and notes receivables	71.3	302.2
— change in inventories and work-in-progress	(7.6)	18.7
— change in other current assets	(17.6)	20.6
— change in trade accounts and notes payable	(3.0)	(74.9)
— change in other current liabilities	(27.1)	(41.1)
Impact of changes in exchange rate on financial items	(3.2)	(6.9)
Net cash-flow provided by operating activities	(10.8)	196.2
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(19.4)	(19.8)
Investments in multi-client surveys, net cash	(48.3)	(69.9)
Proceeds from disposals of tangible & intangible assets	3.2	0.8
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash & cash equivalents acquired	—	—
Variation in loans granted	(0.7)	1.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	(0.6)	(0.8)
Net cash-flow used in investing activities	(61.3)	(82.9)
FINANCING
Repayment of long-term debt	(25.3)	(477.1)
Total issuance of long-term debt	2.3	—
Lease repayments	(1.6)	(2.1)
Change in short-term loans	(1.5)	0.3
Financial expenses paid	(44.2)	(31.0)
Net proceeds from capital increase:
— from shareholders	—	368.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(70.3)	(140.9)
Effects of exchange rates on cash	2.2	4.9
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(147.7)	(22.7)
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	391.1	362.6

See notes to Interim Consolidated Financial Statements

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UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non-controlling interests	Total equity
Balance at January 1, 2016	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							(0.1)		(0.1)		(0.1)
Net gain (loss) on available-for-sale financial assets (3)									—		—

Exchange differences on foreign currency translation (4)								0.4	0.4	0.2	0.6

Other comprehensive income (1)+(2)+(3) +(4)							(0.1)	0.4	0.3	0.2	0.5
Net income (5)				(129.1)					(129.1)	(0.6)	(129.7)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(129.1)			(0.1)	0.4	(128.8)	(0.4)	(129.2)
Capital increase	16,599,862	231.6	136.9			0.5			369.0		369.0
Dividends									—		—
Cost of share-based payment				0.4					0.4		0.4
Exchange differences on foreign currency translation generated by the parent company					(18.7)				(18.7)		(18.7)
Changes in consolidation scope and other				(0.3)					(0.3)		(0.3)
Balance at March 31, 2016	22,133,149	324.4	1,546.9	(397.5)	119.3	(20.1)	(0.7)	(38.5)	1,533.8	45.8	1,579.6

(a)	Number of shares as of January 1, 2016, March 31, 2016, and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non-controlling interests	Total equity
Balance at January 1, 2017	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							0.1		0.1		0.1
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								5.9	5.9	0.3	6.2

Other comprehensive income (1)+(2)+(3) +(4)							0.1	5.9	6.0	0.3	6.3
Net income (5)				(144.1)					(144.1)	(1.0)	(145.1)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(144.1)			0.1	5.9	(138.1)	(0.7)	(138.8)
Capital increase									—		—
Dividends									—		—
Cost of share-based payment				0.7					0.7		0.7
Exchange differences on foreign currency translation generated by the parent company					(11.7)				(11.7)		(11.7)
Changes in consolidation scope and other				0.1					0.1		0.1
Balance at March 31, 2017	22,133,149	20.3	1,850.0	(989.0)	159.4	(20.1)	(0.7)	(48.2)	971.7	35.4	1,007.1

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on May 9, 2017 for issue.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

1.1—Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2016 included in its report on Form 20-F for the year 2016 filed with the SEC on May 1, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

The adoption of these Standards, Amendments, and Interpretations had no impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of March 31, 2017, namely:

•	IFRS 15 — Revenue from Contracts with Customers

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

First analysis of the application of IFRS 15 is detailed below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendments to IFRS 2 — Share-based payment

•	Amendments to IFRS 15 – Revenue from Contracts with Customers

•	IFRS 16 — Leases

•	Annual Improvements (2014-2016)

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

Application of Amendments to IAS 16 & IAS 38—Clarification of Acceptable Methods of Depreciation and Amortization

The amendment of IAS 38 Intangible assets led CGG to adapt its multi-client library amortization pattern as follows:

•	From January 1, 2016 onward; each survey is amortized in a manner that reflects the pattern of consumption of economic benefits determined before the impact of particular pricing elements which have no bearing upon the way the survey is consumed during both prefunding and the after-sale periods.

•	Consequently, the pattern of consumption of the economic benefits of a survey is based upon the normative total expected sales on this survey. This amount used for amortization purposes excludes the effect of price elements like significant discounts or transfer fees for change in control.

•	A rate corresponding to the ratio of capitalized costs to total expected sales excluding these particular pricing components over the life of the survey is applied to each normative sale. For 2016, and as applied conservatively by CGG since January 1, 2014, such amortization rate is 80%.

•	In most of the transactions, the normative sale equals the amount of revenue recognized. In some cases, however, the amount of revenue recognized is adjusted to exclude particular pricing components (e.g. a special rebate to a customer buying a large volume of data).

In addition, an impairment test is performed on an annual basis (or more frequently, whenever there is an indication that a survey may be impaired). Given the life cycle of a multi-client project, our surveys are generally fully depreciated or impaired within five years after completion. These principles reflect the characteristic of our multi-client business models and have been applied from January 1, 2016.

The application of IAS 38 amendment in 2016 led to an additional amortization of U.S.$24.8 million.

First analysis of the application of IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard is effective on January 1, 2018 with a retrospective application (i.e. financial statements must be presented as if this standard had always been in force). CGG will implement IFRS 15 on January 1, 2018 without early adoption.

IFRS 15 defines the framework of the revenue recognition as a five step process: i) identify the contract, ii) identify the performance obligations, iii) determine the transaction price, iv) allocate the transaction price, v) recognize revenue. The second step still allows the revenue recognition over time provided certain criteria are met, the main change compared to current standards being that the notion of “risk and rewards” is replaced by the notion of “control”.

The Group analyzed this new standard at the corporate level starting in 2014. Because CGG includes various business lines and considering that the application of this new standard implies significant familiarity with operations the Group initiated a bottom up assessment in June 2016 with the aim to go through the five steps of the standard for each activity. The process of analysis and validation is still in progress.

CGG does not expect significant changes in its revenues recognition policies during the final conclusion phase for exclusive surveys sales and after-sales of multi-client surveys. Revenue recognition for multi-clients during the prefunding phase (before delivery) is still under close scrutiny and analysis. CGG, as well as all multi-client players, currently recognize revenue over time based on the physical progress of the survey. CGG liaised with all major players of the multi-client industry to share views on the application of the new standard during this phase and compare operational practices. CGG has not yet concluded the analysis on this particular topic.

1.2—Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Going concern	Assessment of going concern considering current covenants and financial restructuring

Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)

Classification of financial debts as current or non-current	Progress of the negotiations on Financial Restructuring

Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate

Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3—Going concern assumptions

As of May 9, 2017, in light of the Group’s cash flow projections based on the current operations and in the absence of any acceleration of the Group’s financial debt reimbursement discussed below, CGG had enough cash liquidity to fund its operations until at least March 31, 2018 provided that some specific actions, which are subject to negotiation with other parties, are successfully implemented during this period. As of May 9, 2017, the main specific actions had already been successfully implemented, namely the proactive management of maritime liabilities and the fleet ownership changes (see notes 2 and 8).

The Group is, however, facing material uncertainties that may cast substantial doubt upon its ability to continue as a going concern, including likely future non-compliance of certain ratios included in maintenance covenants, and other limitations contained in the outstanding (drawn) Revolving Credit Facilities and the Term Loan B. If such non-compliance of ratios were to occur and not be timely remediated, it could trigger, including through the cross-acceleration clauses of the Senior Notes indentures, the immediate acceleration of repayment of substantially all of CGG’s senior debt. CGG would not then have sufficient cash liquidity to fulfill these reimbursement obligations, nor—in the current economic environment and given its financial situation – would CGG be in a position to refinance its debt.

In the recent past, CGG requested and obtained several consents from its Revolving Credit Facilities, Term Loan B and Nordic lenders, particularly related to the disapplication of maintenance covenants as of December 31, 2016 (obtained before 2016 year-end) and to the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) to support the financial restructuring process that CGG is engaged in with the aim of significantly reducing debt levels. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities.

Looking forward, in the context of the discussions with the lenders about the financial restructuring necessary to allow the Group to face its capital structure constraints, management intends particularly to obtain the appropriate standstill agreement or covenant relief to prevent any future events of default on the Group’s credit agreements. The disapplication of maintenance covenants as of March 31, 2017 was thus requested and obtained shortly before March 31, 2017. If discussions with lenders are unsuccessful, and to avoid the risk of any liquidity shortfall or an accelerated reimbursement of the Group’s financial debt, the Company will consider all available legal options to protect the Group’s operations while negotiating the terms of its financial restructuring.

Having carefully considered the above, the Company concluded on May 9, 2017 that preparing the Q1 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

1.4—Accounting policies

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed for the yearly closing.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-client project, our surveys are generally fully depreciated or impaired within five years after delivery.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio—with such estimates generally relying on historical patterns.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•	The Company recognizes separately the components of convertible debt as (i) a financial liability and (ii) an option to the holder of the instrument to convert it into an equity instrument of the Company.

•	The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•	The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2— SIGNIFICANT EVENTS

Proactive management of maritime liabilities

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 6 “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2016.

Initiation of the financial restructuring process

On February 6 2017, CGG solicited consents from the holders of each series of Senior Notes and the creditors under the Term Loan B to permit the appointment of a ‘mandataire ad hoc’ without such action constituting an Event of Default. CGG had previously received consents from the creditors under its French and US RCFs for the appointment.

On February 20, 2017, CGG announced the receipt of requisite majority consent from holders of its Term Loan B, 2020 Notes, 2021 Notes and 2022 Notes and the extension of the consent solicitation in respect of its 2017 Notes.

On February 23, 2017, CGG announced execution of supplemental indentures in respect of its 2020 Notes, 2021 Notes and 2022 Notes to allow for appointment of a ‘mandataire ad hoc’ and its intention to discharge and satisfy the indenture in respect of its 2017 Notes. The payment to the indenture trustee, in trust for the bondholders, of the aggregate outstanding principal ($8.3 million) and interest on the 2017 Notes was done on Friday, February 24, 2017. Following this operation, the amount of unsecured debt (Senior Notes and Convertibles) reached U.S.$1,884 million.

On February 27, 2017, a ‘mandataire ad hoc’ was nominated to better organize and facilitate discussions with and between all stakeholders for the financial restructuring of the Group.

Consent from lenders

On March 31, 2017, we obtained consent from the requisite majority of the lenders to disapply the leverage ratio (defined as total net financial debt to EBITDAS) and the interest cover ratio (defined as consolidated EBITDAS to total interest costs) thresholds as of March 31, 2017 under our Revolving Credit Facilities, our Term Loan B and our Nordic Facility.

NOTE 3— ASSETS HELD FOR SALE

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet (see note 8 – Subsequent Events for more information).

As a consequence, as of March 31, 2017, all assets and liabilities included in this deal have been classified respectively as “Asset held for sale” and in “Liabilities directly associated with the assets classified as held for sale”:

(in millions of U.S.$)
Carrying value of the contributed assets
Cash and cash equivalents	7.5
Investments in companies under equity method (1)	50.2
Property, plant and equipment, net	300.9

Total carrying value of the contributed assets	358.6
Carrying value of the contributed liabilities
Current portion of financial debt (2)	182.5
Provisions — current portion	4.8
Provisions — non-current portion	13.4

Total carrying value of the contributed liabilities	200.7

Net assets and liabilities classified as Assets held for sale	157.9

(1)	This relates to the 49% equity in income that we held in Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”), accounted for under the equity method as of March 31, 2017.
(2)	This relates to the U.S.$182.5 million Nordic credit facility.

NOTE 4— FINANCIAL DEBT

Gross financial debt as of March 31, 2017 was U.S.$2,726.0 million compared to U.S.$2,850.4 million as of December 31, 2016. The decrease of the gross financial debt is mainly explained by the classification of U.S.$182.5 million of Nordic credit facility as liability directly associated with the assets classified as held for sale.

On March 31, 2017, we obtained consent from the requisite majority of the lenders to disapply the leverage ratio (defined as total net financial debt to EBITDAS) and the interest cover ratio (defined as consolidated EBITDAS to total interest costs) thresholds as of March 31, 2017 under our Revolving Credit Facilities, our Term Loan B and our Nordic Facility.

Consistent with the financial statements as of December 31, 2016, and considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Audit Committee of May 9, 2017. This pure accounting reclassification does not question the going concern assumption, comforted by the planned main actions successfully implemented as of May 9, 2017 and it does not make the U.S.$2,600.9 million of finance debt classified as current liabilities immediately payable (because CGG never breached its financial covenants) nor does it reduce the maturity below 12 months.

Three month period ended March 31, 2017

Revolving Credit Facilities

A summary of our authorized credit lines as of March 31, 2017 is as follows:

	Date	Maturity	Authorized amount	unavailable amount	Used amount	Available amount
		(in millions of U.S.$)
US Revolving facility	2013	2018	161.9	—	161.9	—
French Revolving facility(1)	2013	2018	294.4	1.1	293.3	—

Total credit facilities before issuing fees			456.3	1.1	455.2	—

(1)	Authorized amount will decrease to U.S.$269.4 million in July 2017

Our French and US revolving facilities were fully drawn as of March 31, 2017.

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017.

6.5% Senior Notes due 2021

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 6 “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

Nordic credit facility

The Nordic credit facility was classified as “Liabilities directly associated with the assets classified as held for sale” in our consolidated statement of financial position as of March 31, 2017 as it is part of the “Fleet ownership changes” transaction. See note 8 (Subsequent events) for more information.

This reclassification results in a reduction of the gross debt of the Group by U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to Operating Income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as Operating Income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) Operating Income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating Income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, Operating Income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended March 31,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	65.8	—	158.0	25.6	—	249.4	87.2	—	164.0	61.8	—	313.0
Inter-segment revenues	0.7	—	—	6.8	(7.5)	—	1.9	—	—	11.4	(13.3)	—
Operating revenues	66.5	—	158.0	32.4	(7.5)	249.4	89.1	—	164.0	73.2	(13.3)	313.0
Depreciation and amortization (excluding multi-client surveys)	(13.4)	(12.3)	(19.4)	(7.6)	(0.2)	(52.9)	(20.4)	(17.0)	(22.7)	(9.8)	—	(69.9)
Depreciation and amortization of multi-client surveys	—	—	(47.7)	—	—	(47.7)	—	—	(46.7)	—	—	(46.7)
Operating income	(38.6)	(50.0)	18.3	(16.4)	(10.2)	(96.9)	(34.3)	(32.1)	7.9	(10.9)	(17.4)	(86.8)
Share of income in companies accounted for under equity method (1)	2.5	—	—	—	—	2.5	4.7	—	—	—	—	4.7
Earnings before interest and tax (2)	(36.1)	(50.0)	18.3	(16.4)	(10.2)	(94.4)	(29.6)	(32.1)	7.9	(10.9)	(17.4)	(82.1)
Capital expenditures (excluding multi-client surveys) (3)	4.6	—	11.2	3.1	0.5	19.4	4.1	—	12.5	1.9	1.3	19.8
Investments in multi-client surveys, net cash	—	—	48.3	—	—	48.3	—	—	69.9	—	—	69.9
Capital employed	0.4	—	2.3	0.6	—	3.3	0.6	—	2.4	0.7	—	3.7
Total identifiable assets	0.6	0.4	2.5	0.6	0.1	4.2	0.8	0.3	2.7	0.8	0.1	4.7

(1)	Share of operating results of companies accounted for under equity method is U.S.$3.7 million and U.S.$8.7 million for the three months ended March 31, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(67.2) million and U.S.$(64.7) million, respectively, for the three months ended March 31, 2017, compared to U.S.$(81.3) million and U.S.$(76.6) million, respectively, for the three months ended March 31, 2016.

For the three months ended March 31, 2017, Non-Operated Resources EBIT includes U.S.$(29.7) million related to the Transformation Plan. For the three months ended March 31, 2016, Non-Operated Resources EBIT included U.S.$(5.5) million related to the Transformation Plan.

For the three months ended March 31, 2017, “eliminations and other” includes U.S.$(8.1) million of general corporate expenses and U.S.$(2.1) million of intra-group margin. For the three months ended March 31, 2016, “eliminations and other” included U.S.$(9.6) million of general corporate expenses and U.S.$(7.8) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(6.5) million and U.S.$(9.2) million for the three months ended March 31, 2017 and 2016, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
In millions of U.S.$, except percentages	2017		2016
North America	77.5	31%	100.9	32%
Central and South Americas	60.6	24%	38.3	12%
Europe, Africa and Middle East	73.1	30%	116.1	38%
Asia Pacific	38.2	15%	57.7	18%

Total	249.4	100%	313.0	100%

NOTE 6— OTHER REVENUES AND EXPENSES

	Three months ended March 31,
In millions of U.S.$	2017	2016
Restructuring costs	(113.8)	(41.6)
Change in restructuring reserves	84.1	36.1
Other non-recurring revenues (expenses)	—	(2.2)
Other non-recurring revenues (expenses) – net	(29.7)	(7.7)
Exchange gains (losses) on hedging contracts	—	0.1
Gains (losses) on sales of assets	0.8	(4.8)

Other revenues (expenses) – net	(28.9)	(12.4)

Three-month period ended March 31, 2017

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$113.8 million during the three months ended March 31, 2017, partially offset by the use of the corresponding provisions.

These restructuring costs also include U.S.$66.2 million to reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels and one vessel in operation, partially offset by the use of provisions (see note 2 – Significant events for more information).

Gains (losses) on sales of assets

This line item includes sales of assets and also losses related to damaged or scrapped marine seismic equipment.

Three-month period ended March 31, 2016

Restructuring costs and change in restructuring reserves

As part of the Group Transformation Plan, we expensed U.S.$41.6 million during the three months ended March 31, 2016, partially offset by the use of the corresponding provisions.

Gains (losses) on sales of assets

This line item included sales of assets and also losses related to damaged or scrapped marine seismic equipment.

NOTE 7— RECEIVABLES

In 2017, we entered into a factoring agreement with a bank. As of March 31, 2017, we had transferred U.S.$7.2 million of notes receivable to the bank. The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in Operating Income are not significant.

NOTE 8— SUBSEQUENT EVENTS

Fleet ownership changes

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet.

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by each of us (through our subsidiary, Exploration Investment Resources II AS) and Eidesvik, holds (i) CGG Geo

Vessels AS (to be renamed Geo Vessels AS), our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (having been re-rigged), Geo Caribbean, Geo Celtic, CGG Alize and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held direct 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius. Global Seismic Shipping AS will be consolidated using the equity method.

As a consequence, all assets and liabilities included in this deal have been classified respectively as “Asset held for sale” and “Liabilities directly associated with the assets classified as held for sale” (see note 3).

For more details related to the new ownership set up of our seismic fleet, see “Item 4: Information on the Company—Recent Developments —Fleet ownership changes” in our annual report on Form 20-F for the year ended December 31, 2016.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, we decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group and to reduce our marine fleet to five 3D high-end vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This newly created segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Going concern assumptions

As of May 9, 2017, in light of the Group’s cash flow projections based on the current operations and in the absence of any acceleration of the Group’s financial debt reimbursement discussed below, CGG had enough cash liquidity to fund its operations until at least March 31, 2018 provided that some specific actions, which are subject to negotiation with other parties, are successfully implemented during this period. As of May 9, 2017, the main specific actions had already been successfully implemented, namely the proactive management of maritime liabilities and the fleet ownership changes (see notes 2 and 8).

The Group is, however, facing material uncertainties that may cast substantial doubt upon its ability to continue as a going concern, including likely future non-compliance of certain ratios included in maintenance covenants, and other limitations contained in the outstanding (drawn) Revolving Credit Facilities and the Term Loan B. If such non-compliance of ratios were to occur and not be timely remediated, it could trigger, including through the cross-acceleration clauses of the Senior Notes indentures, the immediate acceleration of repayment of substantially all of CGG’s senior debt. CGG would not then have sufficient cash liquidity to fulfill these reimbursement obligations, nor—in the current economic environment and given its financial situation – would CGG be in a position to refinance its debt.

In the recent past, CGG requested and obtained several consents from its Revolving Credit Facilities, Term Loan B and Nordic lenders, particularly related to the disapplication of maintenance covenants as of December 31, 2016 (obtained before 2016 year-end) and to the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) to support the financial restructuring process that CGG is engaged in with the aim of significantly reducing debt levels. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities.

Looking forward, in the context of the discussions with the lenders about the financial restructuring necessary to allow the Group to face its capital structure constraints, management intends particularly to obtain the appropriate standstill agreement or covenant relief to prevent any future events of default on the Group’s credit agreements. The disapplication of maintenance covenants as of March 31, 2017 was thus requested and obtained shortly before March 31, 2017. If discussions with lenders are unsuccessful, and to avoid the risk of any liquidity shortfall or an accelerated reimbursement of the Group’s financial debt, the Company will consider all available legal options to protect the Group’s operations while negotiating the terms of its financial restructuring.

Having carefully considered the above, the Company concluded on May 9, 2017 that preparing the Q1 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

Financial Restructuring discussions

Please refer to our annual report on Form 20-F for the year ended December 31, 2016 “Item 4: Information on the Company – Recent Developments —Financial restructuring discussions.” for a discussion on the negotiations of our financial restructuring.

CGG has today published and submitted to the Commission on Form 6-K a separate update with respect to its financial restructuring negotiations that you are encouraged to review together with this report.

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, including changes in exchange rates, particularly the value of the euro against the dollar, and changes in the market environment. See “Item 5: Operating and Financial Review and Prospectus—Factors affecting our results of operations” and “—Trend Information” of our annual report on Form 20-F for the year ended December 31, 2016.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely cyclical.

We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. In 2015 and 2016, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results.

We expect that the challenging market conditions that we experienced in 2016 will remain similar in 2017 and will continue to weigh on our revenues. However we expect downward pressure on cash generation in 2017 compared to 2016. Due to this difficult environment, we believe that the market recovery will be delayed until 2018/2019.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2016 for a discussion of developments in the geophysical industry).

Fleet ownership changes

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet.

See note 8 (“Subsequent Events”) to our interim consolidated financial statements and “Item 5: Operating and financial review and prospects–Fleet ownership changes” of our annual report on Form 20-F for the year ended December 31, 2016 for a more details about the new ownership set up of our seismic fleet.

Proactive management of maritime liabilities

On January 20, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties.

The consequences of these agreements are reflected in the note 6 (“Other revenues and expenses”) to our interim consolidated financial statements and note 18 (“Contractual obligations, commitments and contingencies”) to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2016.

Backlog

Our backlog as of April 1, 2017 was U.S.$493 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended March 31, 2017 compared to three months ended March 31, 2016

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended March 31,
In millions of U.S.$	2017	2016
Marine Contractual Data acquisition	44.6	58.1
Land and Multi-Physics acquisition	21.9	31.0
Contractual Data Acquisition Revenues	66.5	89.1
Multi-client data	72.2	54.8
Subsurface Imaging and Reservoir	85.8	109.2
GGR Revenues	158.0	164.0
Equipment Revenues	32.4	73.2
Eliminated revenues and others	(7.5)	(13.3)

Total operating revenues	249.4	313.0

Our consolidated operating revenues for the three months ended March 31, 2017 decreased 20% to U.S.$249 million from U.S.$313 million for the comparable period of 2016, mainly as a consequence of the reduction of our fleet perimeter and the low level of activity as oil and gas companies pursued cutbacks in spending.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment decreased 25% to U.S.$67 million for the three months ended March 31, 2017 from U.S.$89 million for the comparable period of 2016, mainly due to the reduction of the Marine fleet perimeter and low activity volumes.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended March 31, 2017 decreased 23% to U.S.$45 million from U.S.$58 million for the comparable period of 2016, mainly due to the reduction of the fleet coupled with outstanding fleet operational performance while pricing conditions stabilized but remain intensively competitive.

The availability rate decreased to 91% for the three months ended March 31, 2017 compared to 94% for the three months ended March 31, 2016. The production rate reached 98% for the three months ended March 31, 2017 compared to 94% for the three months ended March 31, 2016. 29% of the fleet was dedicated to multi-client programs for the three months ended March 31, 2017 compared to 25% for the three months ended March 31, 2016.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 29% to U.S.$22 million for the three months ended March 31, 2017, compared to U.S.$31 million for the three months ended March 31, 2016, due to persistent low market activity especially in the mining sector.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended March 31, 2017 decreased 4% to U.S.$158 million from U.S.$164 million for the comparable period of 2016 showing resilient performance in traditional low season.

Multi-client data

Multi-client revenues increased 32% to U.S.$72 million for the three months ended March 31, 2017 from U.S.$55 million for the three months ended March 31, 2016. The sales were the highest in the North Sea and the Gulf of Mexico.

Prefunding revenues increased 13% to U.S.$53 million for the three months ended March 31, 2017 from U.S.$47 million for the three months ended March 31, 2016. After a record low first quarter 2016 of U.S.$8 million, after-sales revenues increased to U.S.$19 million for the three months ended March 31, 2017. The prefunding rate reached a high of 110% for the three months ended March 31, 2017 compared to 67% for the three months ended March 31, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line decreased 21% to U.S.$86 million for the three months ended March 31, 2017 from U.S.$109 million for the comparable period of 2016. Volume of data processed decreased, as expected, given lag time between the acquisition and processing stages of data as overall demand for imaging, reservoir services and software has weakened in line with reductions in exploration spending.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 56% to U.S.$32 million for the three months ended March 31, 2017 from U.S.$73 million for the comparable period of 2016 reflecting extremely low volumes.

Marine equipment sales represented only 42% of total revenue, driven by repair and maintenance.

Internal sales represented 22% of total revenues for the three months ended March 31, 2017 compared to 16% for the comparable period of 2016.

External revenues for our Equipment segment decreased 59% to U.S.$26 million for the three months ended March 31, 2017 from U.S.$62 million for the comparable period of 2016. Land and marine equipment sales were still impacted by low demand in an extremely weak market this quarter.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 18% to U.S.$276 million for the three months ended March 31, 2017 from U.S.$336 million for the comparable period of 2016, mainly due to the downsizing of the fleet, the contraction of activity and low volumes in our Equipment segment. The amortization expenses of our seismic library corresponded to 66% of the Multi-client data business line revenues for the three months ended March 31, 2017 compared to 78% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations increased to 111% for the three months ended March 31, 2017 from 107% for the comparable period of 2016. Gross profit was a loss of U.S.$27 million for the three months ended March 31, 2017 from a loss of U.S.$22 million for the comparable period of 2016, representing a loss of 11% and 7% of operating revenues, respectively.

Research and development expenditures decreased 32% to U.S.$8 million for the three months ended March 31, 2017, from U.S.$12 million for the comparable period of 2016, mainly due to the effects of the Transformation Plan and representing 3% and 4% of operating revenues, respectively.

Marketing and selling expenses decreased 18% to U.S.$13 million for the three months ended March 31, 2017 from U.S.$16 million for the comparable period of 2016, mainly due to the effects of the Transformation Plan.

General and administrative expenses decreased 16% to U.S.$20 million for the three months ended March 31, 2017 from U.S.$24 million for the comparable period of 2016, due to the effects of the Transformation Plan. As a percentage of operating revenues, general and administrative expense represented 8% of operating revenues in both the three months ended March 31, 2017 and the three months ended March 31, 2016.

Other expenses amounted to net expense of U.S.$29 million for the three months ended March 31, 2017, including mainly (i) U.S.$18 million of net restructuring costs related to the Group Transformation Plan, including U.S.$12 million due to maritime liabilities management (see paragraph “Proactive management of maritime liabilities” above) and (ii) U.S.$12 million of Financial restructuring costs.

Other expenses amounted to net expense of U.S.$12 million for the three months ended March 31, 2016, including mainly (i) restructuring costs of U.S.$6 million related to our Transformation Plan, mostly for redundancies and facilities exit costs, net of reversal of provisions and (ii) U.S.$5 million of losses on sales of assets and losses related to damaged or scrapped marine seismic equipment.

Operating Income

Operating Income amounted to a loss of U.S.$97 million (or a loss of U.S.$67 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2017 as a result of the factors described above. Operating Income was a loss of U.S.$87 million (or a loss of U.S.$81 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2016.

Operating Income from our Contractual Data Acquisition segment was a loss of U.S.$39 million for the three months ended March 31, 2017 compared to a loss of U.S.$34 million for the three months ended March 31, 2016.

Operating Income from our GGR segment was an income of U.S.$18 million for the three months ended March 31, 2017 compared to an income of U.S.$8 million for the three months ended March 31, 2016.

Operating Income from our Equipment segment was a loss of U.S.$16 million for three months ended March 31, 2017 compared to a loss of U.S.$11 million for the three months ended March 31, 2016.

Operating Income from our Non-Operated Resources segment was a loss of U.S.$50 million for three months ended March 31, 2017 (or a loss of U.S.$20 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$32 million for three months ended March 31, 2016 (or a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to U.S.$3 million for the three months ended March 31, 2017 compared to U.S.$5 million for the three months ended March 31, 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 5 to our interim consolidated financial statements, amounted to a loss of U.S.$94 million (or a loss of U.S.$65 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2017 as a result of the factors described above, compared to a loss of U.S.$82 million (or a loss of U.S.$77 million before restructuring costs relating to our Transformation Plan) for the three months ended March 31, 2016.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$36 million for the three months ended March 31, 2017 compared to a loss of U.S.$30 million for the three months ended March 31, 2016.

EBIT from our GGR segment was an income of U.S.$18 million for the three months ended March 31, 2017 compared to an income of U.S.$8 million for the three months ended March 31, 2016.

EBIT from our Equipment segment was a loss of U.S.$16 million for three months ended March 31, 2017 compared to a loss of U.S.$11 million for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$50 million for three months ended March 31, 2017 (or a loss of U.S.$20 million before restructuring costs relating to our Transformation Plan) compared to a loss of U.S.$32 million for three months ended March 31, 2016 (or a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan).

(See note 6 to our interim consolidated financial statements for further details on restructuring costs relating to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt increased 9% to U.S.$47 million for the three months ended March 31, 2017 from U.S.$43 million for the comparable period of 2016.

Other financial income and expenses amounted to a loss of U.S.$2 million for the three months ended March 31, 2017 compared to an income of U.S.$2 million for the comparable period of 2016.

Income Taxes

Income taxes amounted to an expense of U.S.$2 million for the three months ended March 31, 2017 compared to an expense of U.S.$6 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$145 million for the three months ended March 31, 2017 compared to a loss of U.S.$130 million for the comparable period of 2016 as a result of the factors discussed above.

Liquidity and Capital Resources

Financial Restructuring discussions

Please refer to our annual report on Form 20-F for the year ended December 31, 2016 “Item 4: Information on the Company – Recent Developments —Financial restructuring discussions.” for a discussion on the negotiations of our financial restructuring.

CGG has today published and submitted to the Commission on Form 6-K a separate update with respect to its financial restructuring negotiations that you are encouraged to review together with this report.

Reclassification of financial debt as a current liability

Consistent with the financial statements as of December 31, 2016, and considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Audit Committee of May 9, 2017. This pure accounting reclassification does not question the going concern assumption, comforted by the planned main actions successfully implemented as of May 9, 2017, and it does not make the U.S.$2,600.9 million of finance debt classified as current liabilities immediately payable (because CGG never breached its financial covenants) nor does it reduce the maturity below 12 months.

Consent from lenders

On March 31, 2017, we obtained consent from the requisite majority of the lenders to disapply the leverage ratio (defined as total net financial debt to EBITDAS) and the interest cover ratio (defined as consolidated EBITDAS to total interest costs) thresholds as of March 31, 2017 under our Revolving Credit Facilities, our Term Loan B and our Nordic Facility.

See “Item 3: Key Information – Risks related to our indebtedness” and “Item 5: Operating and Financial Review and Prospects—Financing Arrangements” in our annual report on Form 20-F for the year ended December 31, 2016 for a discussion on our indebtedness and our covenants.

Revolving Credit Facilities

A summary of our authorized credit lines as of March 31, 2017 is as follows:

	Date	Maturity	Authorized amount	unavailable amount	Used amount	Available amount
		(in millions of U.S.$)
US Revolving facility	2013	2018	161.9	—	161.9	—
French Revolving facility(1)	2013	2018	294.4	1.1	293.3	—

Total credit facilities before issuing fees			456.3	1.1	455.2	—

(1)	Authorized amount will decrease to U.S.$269.4 million in July 2017

Our French and US revolving facilities were fully drawn as of March 31, 2017.

Cash Flows

Operating activities

Net cash used by operating activities was U.S.$11 million for the three months ended March 31, 2017 (or U.S.$34 million net cash provided before restructuring expenses relating to our Transformation Plan) compared to net cash provided of U.S.$196 million (or U.S.$238 million before restructuring expenses relating to our Transformation Plan) for the comparable period of 2016.

Changes in working capital had a positive impact on cash from operating activities of U.S.$13 million in the three months ended March 31, 2017 compared to U.S.$219 million for the comparable period of 2016. This was mainly due to a change in trade accounts and notes receivable, which provided U.S.$71 million in the three months ended March 31, 2017 compared to U.S.$302 million for the comparable period of 2016.

Before changes in working capital, net cash used by operating activities for the three months ended March 31, 2017 was U.S.$24 million compared to net cash provided amounting to U.S.$22 million for the comparable period for 2016.

Investing activities

Net cash used in investing activities was U.S.$61 million in the three months ended March 31, 2017 compared to U.S.$83 million for the three months ended March 31, 2016.

During the three months ended March 31, 2017, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$13 million (U.S.$13 excluding asset suppliers’ variance). During the three months ended March 31, 2016, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$11 million (U.S.$9 excluding asset suppliers’ variance).

During the three months ended March 31, 2017, our capitalized development costs amounted to U.S.$7 million compared to U.S.$9 million for the same period last year.

During the three months ended March 31, 2017, we invested U.S.$48 million in Multi-client data, primarily in Latin America and Onshore U.S., compared to U.S.$70 million for the three months ended March 31, 2016. As of March 31, 2017 the net book value of our Multi-client data library was U.S.$854 million compared to U.S.$848 million as of December 31, 2016.

Financing activities

Net cash used by financing activities during the three months ended March 31, 2017 was U.S.$70 million compared to net cash used of U.S.$141 million for the three months ended March 31, 2016.

Net Financial debt

Net financial debt as of March 31, 2017 was U.S.$2,335 million compared to U.S.$2,312 million as of December 31, 2016. The ratio of net financial debt to equity was 240% as of March 31, 2017 compared to 206% as of December 31, 2016.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of statement of financial position at March 31, 2017 and December 31, 2016:

In millions of U.S.$	March 31, 2017 (unaudited)	December 31, 2016
Bank overdrafts	0.1	1.6
Current portion of long-term debt	2,662.8	2,782.1
Financial debt	63.1	66.7
Gross financial debt	2,726.0	2,850.4
Less : cash and cash equivalents	(391.1)	(538.8)

Net financial debt	2,334.9	2,311.6

The reclassification of our Nordic credit facility as “Liabilities directly associated with the assets classified as held for sale” in our consolidated statement of financial position as of March 31, 2017 as part of the “Fleet ownership changes” described above resulted in a reduction of the Group’s gross debt by U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

(For a more detailed description of our financial activities, see “Item 5: Operating and Financial Review and Prospectus- Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2016).

EBIT and EBITDAS (unaudited)

EBIT is defined as Operating Income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

	Three months ended March 31,
In millions of U.S.$	2017	2016
EBITDAS	(1.0)	21.6
Depreciation and amortization	(52.9)	(69.9)
Multi-client surveys depreciation and amortization	(47.7)	(46.7)
Depreciation and amortization capitalized to multi-client surveys	5.4	8.2
Stock based compensation expenses	(0.7)	—
Operating income	(96.9)	(86.8)
Share of (income) loss in companies accounted for under equity method	2.5	4.7
EBIT	(94.4)	(82.1)
Cost of financial debt, net	(46.8)	(43.0)
Other financial income (loss)	(1.6)	1.7
Total income taxes	(2.3)	(6.3)

Net income (loss)	(145.1)	(129.7)

For the three months ended March 31, 2017, EBIT at the Group level was a loss of U.S.$94 million, corresponding to a loss of U.S.$65 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$44 million excluding NOR, compared to a loss of U.S.$82 million, corresponding to a loss of U.S.$77 million before restructuring costs related to our Transformation Plan and to a loss of U.S.$50 million excluding NOR for the comparable period of 2016.

For the three months ended March 31, 2017, Group EBITDAS was a loss of U.S.$1 million, representing 0.4% of operating revenues, U.S.$29 million before restructuring expenses relating to our Transformation Plan, representing 12% of operating revenues and U.S.$37 million excluding NOR, compared to U.S.$22 million, representing 7% of operating revenues, U.S.$27 million before restructuring expenses relating to our Transformation Plan and U.S.$37 million excluding NOR for the comparable period of 2016.

The following table presents EBITDAS by segment:

	Three months ended March 31,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(25.2)	(37.7)	80.2	(8.7)	(9.6)	(1.0)	(13.9)	(15.1)	69.3	(1.2)	(17.5)	21.6

For the three months ended March 31, 2017, Non-Operated Resources EBITDAS included U.S.$(30) million of restructuring expenses relating to our Transformation Plan. For the three months ended March 31, 2016, Non-Operated Resources EBITDAS included U.S.$(6) million of restructuring expenses relating to our Transformation Plan.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

	Three months ended March 31,
In millions of U.S.$	2017	2016
EBITDAS	(1.0)	21.6
Other financial income (loss)	(1.6)	1.7
Variance on provisions	(29.1)	(39.5)
Net gain on disposal of fixed assets	(0.8)	4.8
Dividends received from affiliates	—	—
Other non-cash items	12.0	(1.3)
Income taxes paid	(3.1)	(9.7)
Change in trade accounts receivables	71.3	302.2
Change in inventories	(7.6)	18.7
Change in other current assets	(17.6)	20.6
Change in trade accounts payables	(3.0)	(74.9)
Change in other current liabilities	(27.1)	(41.1)
Impact of changes in exchange rate	(3.2)	(6.9)

Net cash provided by operating activities	(10.8)	196.2

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of March 31, 2017:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	26.2	1,156.7	1,522.9	—	2,705.8
Other long-term obligations (interests)	156.5	243.3	136.1	—	535.9

Total long term debt obligations (a)	182.7	1,400.0	1,659.0	—	3,241.7
Finance lease obligations (not discounted) (a)	7.5	14.2	13.9	1.8	37.4
Operating leases	139.1	183.3	135.2	285.4	743.0
- Bareboat agreements (a)	79.7	115.5	93.2	228.2	516.6
- Other operating lease agreement	59.4	67.8	42.0	57.2	226.4

Total contractual cash obligations (b)	329.3	1,597.5	1,808.1	287.2	4,022.1

Note:	For the purposes of the table above, the various components of the financial debt are presented with their normal maturities even though these debts with the exception of finance lease debt are presented entirely as current liabilities on our consolidated statement of financial position due to the application of IAS 1

(a)	The figures presented above include the effect of the fleet ownership change in April 2017 (see note 8 to our interim consolidated financial statements on subsequent events for further details), which has led to:

•	a decrease of U.S.$209.2 million in long term debt repayment obligations due to the fleet ownership change. Without these renegotiations, the long term debt repayment obligation would have amounted to U.S.$ 3,450.9 million.

•	a decrease of U.S.$18.6 million in finance lease obligations. This renegotiation had no impact on our outstanding financial lease debt as of March 31, 2017. Without these renegotiations, the finance lease obligations would have amounted to U.S.$ 56.0 million.

•	an increase of U.S.$241.0 million in the bareboat agreements amounted to U.S.$516.6 million of which U.S.$20.6 million for cold-stacked vessels as of March 31, 2017. Without this renegotiation, the bareboat agreements would have amounted to U.S.$275.6 million.

(b)	Payments in foreign currencies are converted into U.S. dollars at March 31, 2017 exchange rates.

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: May 12, 2017